Cusip 002539104

Item 1: Reporting Person: Arnhold and S. Bleichroeder, Inc. (Tax Id:134959915)
Item 4: State of New York
Item 5: 350,031
Item 6: None
Item 7: 350,031
Item 8: None
Item 9: 350,031
Item 11: 4.82%
Item 12: BD

Cusip 002539104

Item 1: Reporting Person: Arnhold and S. Bleichroeder Advisers, Inc.
Item 2: State Of New York
Item 5: 350,031
Item 6: None
Item 7: 350,031
Item 8: None
Item 9: 350,031
Item 11: 4.82%
Item 12: IA

Cusip 002539104
Schedule 13 G (Cont.)                        Page 3 of 5

Item 1(a)-  Name of Issuer: Aavid Thermal Technologies, Inc.

Item 1(b)-  Address of Issuer's Principal Executive Offices:

                  One Kool Path
                  Laconia, NH 03247

Item 2(a)- Name of Person Filing: Arnhold and S. Bleichroeder, Inc. and Arnhold and S. Bleichroeder Advisers, Inc.

Item 2(b)-  Address of Principal Business Office:    1345 Ave of Americas
                                                              New York, NY 10105

Item 2(c)-  Citizenship: New York, NY, USA (Place of Incorporation)

Item 2(d)-  Title of Class of Securities:      Common Stock

Item 2(e)- Cusip Number: 002539104

Item 3-This statement is being filed pursuant to Rule 13d-1(b).
         The person filing is a:
         (a) Broker or Dealer registered under Section 15 of the act; and
         (e)-Investment Advisor registered under Section 203 of the
                       Investment Advisers Act of 1940.

Item 4(a) Amount beneficially owned: Arnhold and S. Bleichroeder Advisers, Inc., a wholly owned subsidiary of Arnhold and S. Bleichroeder, Inc., is the investment adviser for First Eagle Fund of America (the "Fund"). Pursuant to its advisory agreement with the Fund, Arnhold and S. Bleichroeder Advisers, Inc. has sole power to vote and dispose of the securities held by the Fund and is therefore the beneficial owner, for the purposes of Rule 13d-3, of the securities held by the Fund. Based upon the foregoing, each of Arnhold and S. Bleichroeder and Arnhold and S. Bleichroeder Advisers, Inc. may be considered the beneficial owner, for the purpose of Rule 13d-3, of a total of 350,031 shares of the Issuer's common stock.

Item 4(b) - Percent of Class:  4.82%

Item 4(c)- Number of Shares to which A & SB has: (i)--sole power to vote or to direct the vote: 350,031 (ii)-shared power to vote or to direct the vote: -0-
(iii)sole power to dispose or to direct the disposition of: 350,031 (iv)-shared power to dispose or to direct the disposition of -0-



Cusip   002539104
Schedule G (Cont.)                                Page 4 of 5


Item 5   -  Ownership of Five Percent or Less of a Class:  YES

Item 6   -  Ownership of More than Five percent on Behalf of Another Person:

         Not Applicable

Item 7-Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not Applicable

Item 8-Identification and Classification of Members of the Group:

         Not Applicable

Item 9-Notice of Dissolution of Group:

         Not Applicable

Item 10  -  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.















Cusip   002539104
Schedule G (Cont.)                                Page  5 of 5




                                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date: February 12, 1998

         ARNHOLD AND S. BLEICHROEDER, INC.


         By:      /S/ Ronald A. Bendelius
         -------------------------------------
                  Ronald A. Bendelius
                  Senior Vice President


         By:      /S/ William P Casciani
         -------------------------------
                  William P. Casciani
                  Senior Vice President


         ARNHOLD AND S. BLEICHROEDER ADVISERS, INC.


         By:     /S/ Robert Miller
         -------------------------
                  Robert Miller
                  Vice President, Secretary, Treasurer